Canada Goose Reports Second Quarter Fiscal 2023 Results
Highlights1:
•Grew revenue 19.0%, or 22.3% on a constant currency basis2, to $277.2m driven by continued overall strong performance in North America and Wholesale growth in EMEA3
•Grew gross margin to 59.8%, up 180 basis points
•Generated net income of $5.0m, adjusted net income of $25.0m2 and adjusted EBIT of $29.6m2 on higher revenue and lower operating expense growth

TORONTO, ON (November 2, 2022) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the second quarter ended October 2, 2022 (“Q2 2023” or “Q2 ended October 2, 2022”). All amounts are in Canadian dollars unless indicated.
"We are encouraged by our performance in the second quarter of fiscal 2023, driven by topline growth of 19%,” said Dani Reiss, Chairman and CEO. "Given the extent of Covid disruptions in Mainland China as well as an uncertain global macroeconomic backdrop, we have revised our fiscal 2023 outlook. We will continue to leverage our competitive strengths and remain focused on the things we can control, including disciplined investment spend. We remain confident in our brand strength and see a long runway ahead to drive profitable growth by increasing our direct-to-consumer mix, expanding our penetration in key markets, and expanding our product offerings."
1 Comparisons to prior year quarter ended September 26, 2021 (“Q2 2022” or “Q2 ended September 26, 2021”)
2 See “Non-IFRS Financial Measures and Other Specified Financial Measures”
3 EMEA comprises Europe, the Middle East, Africa, and Latin America

Key Second Quarter Fiscal 2023 Results4,5

CAD $ millions (except share and per share data)	Second quarter ended		$ Change	% Change
	October 2, 2022	September 26, 2021[5]
Revenue	277.2	232.9	44.3	19.0%
Gross profit	165.8	135.0	30.8	22.8%
Gross margin	59.8%	58.0%		180	bps
Operating income	4.7	12.6	(7.9)	(62.7)%
Operating margin	1.7%	5.4%		(370)	bps
Net income attributable to shareholders of the Company	3.3	9.9	(6.6)	(66.7)%
Earnings per share attributable to shareholders of the Company
Basic	$0.03	$0.09	(0.06)	(66.7)%
Diluted	$0.03	$0.09	(0.06)	(66.7)%
Weighted average number of shares outstanding
Basic	105,334,265	109,780,547
Diluted	105,864,969	110,805,942
Non-IFRS Financial Measures[4]:
Adjusted EBIT	29.6	17.4	12.2	70.1%
Adjusted EBIT margin	10.7%	7.5%		320	bps
Adjusted net income attributable to shareholders of the Company	23.0	14.1	8.9	63.1%
Adjusted net income per basic share attributable to shareholders of the Company	$0.22	$0.13	0.09	69.2%
Adjusted net income per diluted share attributable to shareholders of the Company	$0.22	$0.13	0.09	69.2%

4 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
5 The Company adopted a change in accounting policy related to Software as a Service arrangements. See “Changes in Accounting Policies” in the Q2 2023 MD&A.

Revenue
Q2 2023 revenue grew 19.0% on a reported basis and 22.3% on a constant currency revenue6 basis. The strength of the US dollar compared to the Canadian dollar was outweighed by depreciation of the pound sterling and euro relative to the Canadian dollar.
Revenue By Segment

	Second quarter ended		$ Change			% Change
CAD $ millions	October 2, 2022	September 26, 2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	94.8	82.0	12.8	2.4	15.2	15.6%	18.5%
Wholesale	180.7	149.1	31.6	5.2	36.8	21.2%	24.7%
Other	1.7	1.8	(0.1)	—	(0.1)	(5.6)%	(5.6)%
Total revenue	277.2	232.9	44.3	7.6	51.9	19.0%	22.3%
DTC revenue grew 15.6% largely due to continued retail expansion, with 45 permanent stores in Q2 2023 compared to 38 permanent stores in the comparative quarter. Revenue from existing stores grew in all geographies except Asia Pacific. DTC revenue in Asia Pacific was negatively impacted by COVID-19 related restrictions, which resulted in store closures, reduced hours, and significantly lower retail traffic, which were not prevalent in the comparative quarter. DTC comparable sales growth7 was (4.0%), which included positive comparable sales growth in all geographies except Asia Pacific.
Wholesale revenue grew 21.2% due to earlier order book fulfillment as well as an increase in order book value.
Revenue by Geography8

	Second quarter ended		$ Change			% Change
CAD $ millions	October 2, 2022	September 26, 2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	58.7	46.9	11.8	—	11.8	25.2%	25.2%
United States	74.2	61.7	12.5	(0.6)	11.9	20.3%	19.3%
Asia Pacific	56.4	58.9	(2.5)	2.1	(0.4)	(4.2)%	(0.7)%
EMEA[8]	87.9	65.4	22.5	6.1	28.6	34.4%	43.7%
Total revenue	277.2	232.9	44.3	7.6	51.9	19.0%	22.3%
Q2 2023 revenue grew in all geographies except Asia Pacific. Canada, the United States and EMEA continued to experience increased sales within existing stores and also benefited from Wholesale growth as described above. EMEA experienced an even larger increase in Wholesale order book value relative to the other geographies.
Gross profit and gross margin
Gross profit increased 22.8% due to higher revenue as noted above and gross margin increased by 180 basis points. Q2 2023 gross margin increased in both DTC and Wholesale segments. The total gross margin was favourably impacted by pricing, lower product costs largely driven by increased production efficiencies, and less distributor sales, which are lower margin. These benefits were partially offset by product mix and the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan joint venture.
6 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
7 DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
8 EMEA comprises Europe, the Middle East, Africa, and Latin America.

Operating income and adjusted EBIT
Operating income declined largely due to unfavourable foreign exchange fluctuations related to the Company’s senior secured term loan facility (the “Term Loan Facility”) and working capital, net of hedge impacts, incremental personnel costs, and higher costs related to retail expansion and investments in strategic initiatives, partially offset by higher gross profit as described above and the timing of marketing spend. Adjusted EBIT increased primarily due to higher gross profit and the timing of marketing spend, partially offset by incremental personnel costs, higher costs related to retail expansion and investments in strategic initiatives.
Net income and adjusted net income
Net income was lower while adjusted net income was higher compared to Q2 2022 primarily as a result of the factors described above.
Balance Sheet Highlights
Cash was $97.1m as at Q2 ended October 2, 2022, compared to $98.9m as at Q2 ended September 26, 2021 largely due to a greater investment in working capital.
Inventory was $511.5m as at Q2 ended October 2, 2022, compared to $416.4m as at Q2 ended September 26, 2021. Of the increase, $27.4m is related to the Japan joint venture. Inventory levels increased ahead of our peak selling season to keep pace with growth and were further supported by domestic production levels gradually returning to pre-pandemic manufacturing levels. Additionally, we aim to mitigate supply chain risks through earlier acquisition and higher volumes of offshore production in support of growth relative to the comparative quarter. We monitor the levels of inventory in each of our sales channels and across geographic regions and align with demand that we forecast in each region.
Third Quarter and Full Year Fiscal 2023 Outlook9
For fiscal 2023, the Company has lowered the overall guidance ranges from its original outlook. The revised guidance assumes that Covid-19 restrictions in Mainland China will continue to negatively impact performance consistent with the extent of the impact experienced in the third quarter fiscal 2023 sales trend to date. The revised ranges also reflect the significant uncertainty from the broader macro-economic and political environment. The Company remains relentlessly focused on capitalizing on its growth opportunities and driving further brand heat while also tightly controlling all non-strategic spend in an effort to maximize profitable growth.

The Company currently expects:
•Total revenue $1.200Bn to $1.300Bn compared to original guidance $1.300Bn to $1.400Bn.
•Non-IFRS adjusted EBIT $215m to $255m, representing a margin of 17.9% to 19.6% compared to original guidance of non-IFRS adjusted EBIT $250m to $290m, representing a margin of 19.2% to 20.7%.
•Non-IFRS adjusted net income per diluted share $1.31 to $1.62 compared to original guidance of non-IFRS adjusted net income per diluted share $1.60 to $1.90.
For the third quarter of fiscal 2023, the Company currently expects:
•Total revenue $580m to $660m.
•Non-IFRS adjusted EBIT $220m to $255m.
•Non-IFRS adjusted net income per diluted share $1.47 to $1.72.
9 The Company is not able to provide a reconciliation of its non-IFRS financial guidance to the corresponding IFRS measures without unreasonable effort because of         the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as certain non-cash, nonrecurring or other items that are included in net income and EBIT as well as the related tax impacts of these and changes in foreign currency exchange rates that are included in cash flow, due to the uncertainty and variability of the nature and amount of these future charges and costs.

This outlook is based on a number of assumptions, including the following:
•Improved traffic and lower levels of operating disruptions globally, including mandatory closures, in both Company and partner operated retail stores, relative to fiscal 2022.
•With respect to Mainland China’s contribution, the impact of Covid-19 restrictions does not materially worsen from the extent experienced to date in the third quarter fiscal 2023.
•The Company expects $60m to $65m in total revenue in fiscal 2023 from the Japan joint venture, which is roughly double the contribution from the Japanese market in fiscal 2022. Much of the revenue from the Japanese market is expected to shift to the second half of the fiscal year as revenue is being earned in DTC and Wholesale channels with the creation of the Canada Goose Japan joint venture in Q1 2023 as compared to only Wholesale revenue in fiscal 2022.
•Approximate % of fiscal 2023 total revenue by quarter: Q3 50%, Q4 22%
•DTC % of total revenue 70% to 73% impacted by DTC comparable sales decline in the low-single digits at the lower end of the range to growth of high-single digits at the top end of the range, compared to original assumption of low to high teens DTC comparable sales growth, and continued channel expansion.
•Wholesale revenue growth of 6%.
•Gross margin in the high 60s as a % of total revenue, with expansion driven by DTC mix shift.
•Q3 fiscal 2023 selling, general and administrative (“SG&A”) expenses used in the computation of Adjusted EBIT in the low to mid 30s as a % of revenue.
•Effective tax rate in the low 20s as a % of income before taxes for fiscal 2023.
•Weighted average diluted shares outstanding of 105.8m for fiscal 2023. This does not assume any incremental share buyback activity.
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
The Company will host the conference call at 9:00 a.m. Eastern Time on November 2, 2022. The conference call can be accessed by using the following link: https://register.vevent.com/register/BI05bed180dc4540d48275ebb11241bdaa. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the company's website at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Income (Loss)
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Second quarter ended		Two quarters ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
		Restated		Restated
	$	$	$	$
Revenue	277.2	232.9	347.1	289.2
Cost of sales	111.4	97.9	138.6	123.5
Gross profit	165.8	135.0	208.5	165.7
Gross margin	59.8%	58.0%	60.1%	57.3%
SG&A expenses	161.1	122.4	284.5	214.9
SG&A expenses as % of revenue	58.1%	52.6%	82.0%	74.3%
Operating income (loss)	4.7	12.6	(76.0)	(49.2)
Operating margin	1.7%	5.4%	(21.9)%	(17.0)%
Net interest, finance and other costs	6.8	7.9	14.2	24.4
(Loss) income before income taxes	(2.1)	4.7	(90.2)	(73.6)
Income tax recovery	(7.1)	(5.2)	(31.6)	(26.0)
Effective tax rate	338.1%	(110.6)%	35.0%	35.3%
Net income (loss)	5.0	9.9	(58.6)	(47.6)
Net income attributable to non-controlling interest	1.7	—	0.5	—
Net income (loss) attributable to shareholders of the Company	3.3	9.9	(59.1)	(47.6)
Weighted average number of shares outstanding
Basic	105,334,265	109,780,547	105,284,370	110,122,185
Diluted	105,864,969	110,805,942	105,284,370	110,122,185
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.03	$0.09	$(0.56)	$(0.43)
Diluted	$0.03	$0.09	$(0.56)	$(0.43)
Non-IFRS Financial Measures:[1]
Adjusted EBIT	29.6	17.4	(46.0)	(43.9)
Adjusted EBIT margin	10.7%	7.5%	(13.3)%	(15.2)%
Adjusted net income (loss) attributable to shareholders of the Company	23.0	14.1	(35.5)	(36.7)
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.22	$0.13	$(0.34)	$(0.33)
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.22	$0.13	$(0.34)	$(0.33)
1 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(unaudited)
(in millions of Canadian dollars, except per share amounts)

	Second quarter ended		Two quarters ended
	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
		Restated		Restated
	$	$	$	$

Net income (loss)	5.0	9.9	(58.6)	(47.6)

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain on post-employment obligation	1.0	0.2	1.0	0.2
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain	(3.7)	1.6	(11.8)	(0.2)
Net gain (loss) on derivatives designated as cash flow hedges	7.8	(2.0)	9.1	(1.9)
Reclassification of net (gain) loss on cash flow hedges to income	(0.1)	0.4	1.5	0.5
Other comprehensive income (loss)	5.0	0.2	(0.2)	(1.4)
Comprehensive income (loss)	10.0	10.1	(58.8)	(49.0)

Attributable to:
Shareholders of the Company	7.8	10.1	(59.7)	(49.0)
Non-controlling interest	2.2	—	0.9	—
Comprehensive income (loss)	10.0	10.1	(58.8)	(49.0)

Condensed Consolidated Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	October 2, 2022	September 26, 2021	April 3, 2022
		Restated
Assets	$	$	$
Current assets
Cash	97.1	98.9	287.7
Trade receivables	150.0	111.2	42.7
Inventories	511.5	416.4	393.3
Income taxes receivable	10.5	9.3	1.1
Other current assets	63.4	49.4	37.5
Total current assets	832.5	685.2	762.3

Deferred income taxes	90.0	79.0	53.2
Property, plant and equipment	122.4	125.9	114.2
Intangible assets	133.3	124.7	122.2
Right-of-use assets	274.3	253.0	215.2
Goodwill	64.1	53.1	53.1
Other long-term assets	26.9	5.2	20.4
Total assets	1,543.5	1,326.1	1,340.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	218.4	195.2	176.2
Provisions	21.7	18.0	18.5
Income taxes payable	12.9	16.4	24.5
Short-term borrowings	57.3	27.3	3.8
Current portion of lease liabilities	65.4	55.8	58.5
Total current liabilities	375.7	312.7	281.5

Provisions	31.7	27.0	31.3
Deferred income taxes	23.2	14.2	15.8
Revolving facility	55.1	—	—
Term loan	402.7	372.9	366.2
Lease liabilities	250.1	224.0	192.2
Other long-term liabilities	38.5	21.7	25.7
Total liabilities	1,177.0	972.5	912.7

Equity
Equity attributable to shareholders of the Company	355.4	353.6	427.9
Non-controlling interests	11.1	—	—
Total equity	366.5	353.6	427.9
Total liabilities and equity	1,543.5	1,326.1	1,340.6

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income (loss) and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net income (loss) attributable to shareholders of the Company and adjusted net income (loss) per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.
This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income (loss) to adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021[1]	October 2, 2022	September 26, 2021[1]
Net income (loss)	5.0	9.9	(58.6)	(47.6)
Add (deduct) the impact of:
Income tax recovery	(7.1)	(5.2)	(31.6)	(26.0)
Net interest, finance and other costs	6.8	7.9	14.2	24.4
Operating income (loss)	4.7	12.6	(76.0)	(49.2)
Unrealized foreign exchange loss on Term Loan Facility (a)	16.8	3.0	15.3	2.1
Share-based compensation (b)	—	—	—	0.1
Net temporary store closure costs (c)	0.2	—	2.4	0.2
Pre-store opening costs (d)	3.3	1.2	3.6	2.1
Transition of logistics agencies (g)	—	0.1	—	0.1
Japan joint venture costs (h)	2.8	—	4.2	—
Head office transition costs (i)	1.5	—	3.2	—
Other (k)	0.3	0.5	1.3	0.7
Total adjustments	24.9	4.8	30.0	5.3
Adjusted EBIT	29.6	17.4	(46.0)	(43.9)
Adjusted EBIT margin	10.7%	7.5%	(13.3)%	(15.2)%
1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” in the MD&A for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

	Second quarter ended		Two quarters ended
CAD $ millions	October 2, 2022	September 26, 2021¹	October 2, 2022	September 26, 2021¹
Net income (loss)	5.0	9.9	(58.6)	(47.6)
Add (deduct) the impact of:
Unrealized foreign exchange loss on Term Loan Facility (a)	16.8	3.0	15.3	2.1
Share-based compensation (b)	—	—	—	0.1
Net temporary store closure costs (c) (e)	0.3	—	2.5	0.2
Pre-store opening costs (d) (f)	3.6	1.4	4.0	2.4
Transition of logistics agencies (g)	—	0.1	—	0.1
Japan joint venture costs (h)	2.8	—	4.2	—
Head office transition costs (i) (j)	1.8	—	3.9	—
Acceleration of unamortized costs on Term Loan Facility Repricing (l)	—	—	—	9.5
Japan joint venture remeasurement gain of contingent consideration and put option (m)	(2.0)	—	(2.0)	—
Other (k)	0.3	0.5	1.3	0.7
Total adjustments	23.6	5.0	29.2	15.1
Tax effect of adjustments	(3.6)	(0.8)	(5.0)	(4.2)
Adjusted net income (loss)	25.0	14.1	(34.4)	(36.7)
Adjusted net income attributable to non-controlling interest (n)	(2.0)	—	(1.1)	—
Adjusted net income (loss) attributable to shareholders of the Company	23.0	14.1	(35.5)	(36.7)
1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” in the MD&A for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk all of which are included in SG&A expenses.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of less than $0.1m and less than $0.1m in the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - less than $0.1m and $0.1m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $0.3m and $2.5m were incurred in the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - less than $0.1m and $0.2m, respectively).
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes $0.1m and $0.1m of interest expense on lease liabilities for temporary store closures for both the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - $nil and less than $0.1m, respectively).
(f)Pre-store opening costs incurred in (d) above as well as $0.3m and $0.4m of interest expense on lease liabilities for new retail stores during pre-opening periods for the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - $0.2m and $0.3m, respectively).

(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the establishment of the Japan joint venture including the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell.
(i)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(j)Corporate head office transition costs incurred in (i) as well as $0.3m and $0.7m of interest expense on lease liabilities for the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - $nil and $nil, respectively).
(k)Costs for legal proceeding fees including for the defence of class action lawsuits and rent abatements received.
(l)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(m)During the second quarter ended October 2, 2022, the Company recorded a gain of $(3.7)m and a loss of $1.7m on the fair value remeasurement of the contingent consideration and put option liability, respectively, related to the Japan joint venture agreement (note 3 in the interim financial statements).
(n)Calculated as net income attributable to non-controlling interest less $0.3m and $0.6m of gross margin adjustment, put option liability and contingent consideration revaluation related to the Japan joint venture, and tax expense attributable to the non-controlling interest for the second and two quarters ended October 2, 2022, respectively.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, early leading indicators and impacts for the third quarter of fiscal 2023, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2023 revised full year and third quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic and the extent and duration of related disruptions to our operations, as well as the evolution of the global economic conditions, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 3, 2022. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors:
ir@canadagoose.com
Media:
media@canadagoose.com